UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination of Non-Binding Term Sheet

On February 5, 2026, Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, terminated its previously-announced non-binding term sheet (the “Term Sheet”) with RockawayX Holding a.s. relating to the proposed acquisition of RockawayX a.s.

On February 9, 2026, the Company issued a press release announcing the termination of the Term Sheet. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

PIPE Investor Letter

In connection with the termination of the Term Sheet, the Company is concurrently sending a letter to certain accredited investors (the “PIPE Investors”). A copy of the letter is attached to this Form 6-K as Exhibit 99.2 and is incorporated herein by reference.

Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements relating to plans and strategies to build infrastructure in the Middle East, the Company’s plans for value creation and strategic advantages, strategies for and execution on M&A, execution on market size and growth opportunities and the expected financial impacts of the proposed actions described herein. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the proposed actions described herein may not be completed in a timely manner or at all; failure to realize the anticipated benefits of the actions and the digital asset treasury strategy; changes in business, market, financial, political and regulatory conditions; risks relating to Brera Holdings’ operations and business, including the highly volatile nature of the price of Solana and other cryptocurrencies; the risk that the price of Brera Holdings’ securities may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries and markets in which Brera Holdings does and will operate (including the applicable digital assets market); risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, as well as those risks and uncertainties identified in Brera Holdings’ filings with the Securities and Exchange Commission. The forward-looking statements herein speak only as of the date of this document, and Brera Holdings undertakes no obligation to update or revise any of these statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated February 9, 2026
99.2	Letter to PIPE Investors, dated February 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2026	BRERA HOLDINGS PLC

	By:	/s/ Marco Santori
Marco Santori
Chief Executive Officer

2